UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 2026

Commission File Number: 001-39251

BETTERWARE DE MÉXICO, S.A.P.I. DE C.V.

(Name of Registrant)

Cruce Carretera Gdl-Ameca Huaxtla Km 5

El Arenal, Jalisco, 45350, México

+52 (33) 3836-0500

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Acquisition of Tupperware’s Operations in Latin America Along with a Perpetual License to the Tupperware Brand in Latin America

On January 19, 2026, BeFra entered into a definitive agreement to acquire Tupperware’s operating assets in Latin America and to obtain a perpetual, royalty-free, and exclusive license for the “Tupperware” brand for the entire Latin America region. The aggregate purchase price for the transaction is $250 million, consisting of $215 million in cash, funded with debt, and $35 million in BeFra shares, on a debt-free, excess-cash-free basis. Completion of the acquisition is subject to customary representations, covenants and closing conditions, including regulatory and shareholder approval, and is expected to close during the first half of 2026.

A copy of the press release announcing the transaction and related investor presentation posted to BeFra’s investor relations website are furnished as Exhibit 99.1 and 99.2 to this Current Report on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BETTERWARE DE MÉXICO, S.A.P.I. DE C.V.

By:	/s/ Luis Campos
Name:	Luis Campos
Title:	Board Chairman

Date: January 20, 2026

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated January 19, 2026.
99.2	Investor Presentation dated January 19, 2026.

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